                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

                             ----------------------

(Mark one)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2002

                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
             THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

                         Commission file number 1-12981

                       ---------------------------------

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)

                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                     The AMETEK Retirement and Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                    CONTENTS

Report of Independent Auditors..................................................    2

Financial Statements:

Statements of Net Assets Available for Benefits.................................    3
Statements of Changes in Net Assets Available for Benefits......................    4
Notes to Financial Statements...................................................    5

Supplemental Schedule:

Schedule H - Schedule of Assets (Held at End of Year)...........................   11

Signatures......................................................................   12

Exhibit Index...................................................................   13

                         Report of Independent Auditors

Plan Administrative Committee
The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 30, 2003

                     The AMETEK Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                         DECEMBER 31,
                                                   2002                2001
                                               --------------------------------
ASSETS:
Investments, at fair value                     $150,297,624        $155,519,563
                                               ------------        ------------
Receivables:
   Employer contributions                           409,976             352,673
   Participants contributions                       862,857           1,074,122
                                               ------------        ------------
        Total receivables                         1,272,833           1,426,795
                                               ------------        ------------
Total Assets                                    151,570,457         159,946,358

LIABILITIES:
   Liability for Insurance Contribution               1,053               2,174
                                               ------------        ------------

Net assets available for benefits              $151,569,404        $156,944,184
                                               ============        ============

                             See accompanying notes.

                     The AMETEK Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                            YEAR ENDED DECEMBER 31,
                                                         2002                  2001
                                                     -----------------------------------
ADDITIONS:
Interest and dividend income                         $   4,101,959         $   5,232,765
                                                     -------------         -------------

Contributions:
   Employer                                              5,362,655             4,538,251
   Participants                                         11,300,472            11,164,077
   Participant rollovers from other plans                4,794,055               910,545
                                                     -------------         -------------
                                                        21,457,182            16,612,873
                                                     -------------         -------------

Total additions                                         25,559,141            21,845,638
                                                     -------------         -------------
DEDUCTIONS:
Net depreciation in fair value of investments           17,964,876            12,998,471
Benefits paid to participants                           12,948,867            14,410,954
Insurance premiums and commissions                          20,178                26,715
                                                     -------------         -------------
Total deductions                                        30,933,921            27,436,140
                                                     -------------         -------------

Net decrease                                            (5,374,780)           (5,590,502)

Net assets available for benefits:
   Beginning of year                                   156,944,184           162,534,686
                                                     -------------         -------------
   End of year                                       $ 151,569,404         $ 156,944,184
                                                     =============         =============

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

1. DESCRIPTION OF THE PLAN

GENERAL

The following brief description of the AMETEK Retirement and Savings Plan ("the Plan") provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).

CONTRIBUTIONS

Each year, participants have an opportunity to invest up to 50% (14% prior to July 1, 2002) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

The Plan has a retirement feature for eligible salaried and hourly employees hired by AMETEK after December 31, 1996. AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions from the retirement feature, which are insignificant in amount, are used to reduce current-year Company contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances. The benefit to which a participant is entitled is the balance in the participant's vested account.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are fully vested at all times in both their contributions to the Plan and in Company contributions under the savings provisions of the Plan. Company contributions under the retirement feature of the Plan become fully vested after three years of service.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, the sum of which may not exceed the maximum allowable. Repayment terms of the loan are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan's Administrative Committee. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2002 ranged between 5.2% and 10.5%. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account or elect to receive payment in installments up to a 15-year period but subject to certain restrictions based on life expectancy. Participants with a vested account value of less than $5,000 will be paid in a lump sum as soon as practicable after retirement, termination, disability or death of the participant. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

PLAN TERMINATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS AND PRESENTATION FORMAT

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 7). The accompanying financial statements have been prepared in accordance with Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." The report format eliminates the financial statement disclosure of investment programs in a multi-column format and streamlines certain footnote disclosures. The prior period information has been reformatted for comparative purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

INVESTMENT VALUATION AND INCOME RECOGNITION

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common/collective trust is based on quoted redemption values on the last business day of the plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net depreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

3. INVESTMENT PROGRAMS

At December 31, 2002 and 2001, the Vanguard Fiduciary Trust Company was the Trustee and party-in-interest of the Plan.

A participant may direct contributions (up to certain specified limits) in any of the following investment options:

-        AMETEK Stock Fund

-        Vanguard Retirement Savings Master Trust

Registered investment companies:

-        Vanguard Prime Money Market Fund

-        Vanguard Total Bond Market Index Fund

-        Vanguard LifeStrategy Funds

-        Vanguard Wellington Fund

-        Vanguard Windsor II Fund

-        Vanguard PRIMECAP Fund

-        Vanguard International Growth Fund

-        Vanguard Small-Cap Index Fund

-        Vanguard 500 Index Fund

-        Fidelity Magellan Fund

-        BlackRock Small Cap. Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair value of individual investments that represent 5% or more of the Plan's assets at year-end are as follows:

                                                         DECEMBER 31,
                                                   2002               2001
                                                ------------------------------
Vanguard Retirement Savings Master Trust        $42,626,969        $39,407,287
Vanguard Wellington Fund                         10,880,329          9,990,416
Vanguard Windsor II Fund                         14,901,143         17,463,297
Vanguard PRIMECAP Fund                           13,633,584         17,542,612
Fidelity Magellan Fund                           14,355,825         18,336,170
BlackRock Small Cap. Fund*                        6,763,796          9,988,373
AMETEK Stock Fund                                11,435,232         10,163,534

* At December 31, 2002, this investment represented less than 5% of the fair value of the Plan's net assets.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

3. INVESTMENT PROGRAMS (CONTINUED)

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value, as follows:

                                                  DECEMBER 31,
                                           2002                 2001
                                       ---------------------------------
Common Stock                           $  2,071,112         $  1,958,283
Registered investment companies         (20,035,988)         (14,956,754)
                                       ------------         ------------
                                      ($ 17,964,876)       ($ 12,998,471)
                                       ============         ============

4. INSURANCE CONTRACTS

Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 29, 1994, stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, continues to be qualified and the related trust is tax exempt.

6. ADMINISTRATIVE EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                  DECEMBER 31,
                                                           2002                   2001
                                                       -----------------------------------
Net assets available for benefits per the
   Financial statements                                $ 151,569,404         $ 156,944,184
Amounts owed to withdrawing participants                    (469,941)           (5,047,854)
                                                       -------------         -------------
Net assets available for benefits per Form 5500        $ 151,099,463         $ 151,896,330
                                                       =============         =============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2002 per the financial statements to the Form 5500:

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               2002
                                                                           ------------
Benefits paid to participants per the financial statements                 $ 12,948,867
Add: Amounts allocated to withdrawing participants at
   December 31, 2002                                                            469,941
Less: Amounts allocated to withdrawing participants at
   December 31, 2001                                                         (5,047,854)
                                                                           ------------
Benefits paid to participants per Form 5500                                $  8,370,954
                                                                           ============

Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                     The AMETEK Retirement and Savings Plan
                        Form 5500, Schedule H, Line 4i--
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002

                                                            DESCRIPTION OF INVESTMENT, INCLUDING
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR                MATURITY DATE, RATE OF INTEREST,           CURRENT
                   PARTY                                     COLLATERAL, PAR, OR MATURITY VALUE            VALUE
--------------------------------------------------------------------------------------------------------------------
AMETEK Stock Fund*                                          Common Stock Fund                           $ 11,435,232
Vanguard Retirement Savings Master Trust*                   Common/Collective Trust                       42,626,969
Vanguard Prime Money Market Fund*                           Registered Investment Company                  7,094,279
Vanguard Total Bond Market Index Fund*                      Registered Investment Company                  5,320,920
Vanguard LifeStrategy Conservative Growth Fund*             Registered Investment Company                  1,199,937
Vanguard LifeStrategy Growth Fund*                          Registered Investment Company                  2,157,827
Vanguard LifeStrategy Moderate Growth Fund*                 Registered Investment Company                  2,910,130
Vanguard Wellington Fund*                                   Registered Investment Company                 10,880,329
Vanguard Windsor II Fund*                                   Registered Investment Company                 14,901,143
Vanguard PRIMECAP Fund*                                     Registered Investment Company                 13,633,584
Vanguard International Growth Fund*                         Registered Investment Company                  3,862,371
Vanguard Small-Cap Index Fund*                              Registered Investment Company                  1,038,300
Vanguard 500 Index Fund*                                    Registered Investment Company                  6,161,461
Fidelity Magellan Fund                                      Registered Investment Company                 14,355,825
BlackRock Small Cap. Fund                                   Registered Investment Company                  6,763,796
First Colony Life Insurance Company                         Life Insurance Policies                          357,737
Participant Loans*                                          Interest rates ranging
                                                            From 5.2% to 10.5%                             5,597,784
                                                                                                        ------------
                                                                                                        $150,297,624
                                                                                                        ============



* Indicates party-in-interest to the Plan

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                The AMETEK Retirement
                                                  and Savings Plan
                                                --------------------------------
                                                   (Name of Plan)

Dated:  June 18, 2003                       By:   /s/ John J. Molinelli
                                                --------------------------------
                                                      John J. Molinelli, Member,
                                                      Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX

Exhibit Number                                Description
--------------                                -----------
     23                Consent of Independent Auditors

     99.1              Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002